AB 3/21

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON

11020761

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-1361

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Scott & Stringfellow, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

901 East Byrd Street
(No. and Street)

Richmond (City) Virginia (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall Saufley, Chief Financial Officer 804-649-3965
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

214 N. Tryon St. Suite 3600 (ADDRESS) Number and Street | Charlotte (City) | North Carolina (State) | 28202 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RB 3/24

Oath or Affirmation

I, Randall Saufley, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Scott & Stringfellow, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Randall Saufley
Chief Financial Officer

Notary Public 283212 9/30/2011

This report** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
214 N. Tryon Street
Ste 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Auditors

To the Board of Managers and Member of
Scott & Stringfellow, LLC
(a wholly-owned subsidiary of BB&T Corporation):

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's equity, changes in subordinated borrowings and cash flows, present fairly, in all material respects, the financial position of Scott & Stringfellow, LLC (the "Company") as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2011

Scott & Stringfellow, LLC
(a wholly-owned subsidiary of BB&T Corporation)
Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	4,555,407
Cash segregated under federal regulations		1,057,048
Securities purchased under agreements to resell		326,705,991
Securities owned, at fair value		179,064,255
Securities owned, pledged, at fair value		169,099,270
Receivable from affiliate		74,721,357
Receivable from Parent		1,173,048
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $24,097,308)		6,058,217
Goodwill		99,177,576
Deferred tax asset		10,568,785
Accrued taxes receivable		162,590
Other assets		38,342,531
Total assets	$	910,686,075
Liabilities and Member's equity		
Securities sold under agreements to repurchase	$	255,676,555
Securities sold, not yet purchased, at fair value		232,538,600
Short-term borrowing with Parent		46,069,944
Accrued interest payable		1,409,964
Accrued expenses, compensation and other liabilities		54,749,203
Total liabilities		590,444,266
Liabilities subordinated to claims of general creditors		100,000,000
Member's equity		220,241,809
Total liabilities and member's equity	$	910,686,075

The accompanying notes are an integral part of these financial statements.

Scott & Stringfellow, LLC
(a wholly-owned subsidiary of BB&T Corporation)
Statement of Operations
For the Year Ended December 31, 2010

Revenues	
Commissions	$ 121,633,931
Principal transactions, net	96,984,236
Investment banking fees	64,008,986
Administrative service fees	21,253,050
Interest and dividends	6,696,467
Other revenue	3,067,927
Total revenues	313,644,597
Expenses	
Employee compensation and benefits	214,342,663
Occupancy and equipment	19,109,107
Clearing, brokerage and exchange fees	11,166,732
Subscription, licenses and training	7,330,469
Management fees paid to the Parent	6,563,712
Travel and entertainment	4,660,860
Communications and data processing	4,168,365
Professional fees	2,775,311
Interest	2,634,508
Advertising and sales promotion	2,336,715
Depreciation and amortization	2,309,318
General and administrative	2,029,112
Other operating expenses	4,901,533
Total expenses	284,328,405
Income before income taxes	29,316,192
Income tax expense	11,058,505
Net income	$ 18,257,687

The accompanying notes are an integral part of these financial statements.

Scott & Stringfellow, LLC
(a wholly-owned subsidiary of BB&T Corporation)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2010

	Total Member's Equity
Balance, January 1, 2010	$ 199,413,268
Net income	18,257,687
Equity based compensation	2,479,042
Tax effect of Parent stock distribution	91,812
Balance, December 31, 2010	$ 220,241,809

The accompanying notes are an integral part of these financial statements.

Scott & Stringfellow, LLC
(a wholly-owned subsidiary of BB&T Corporation)
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2010

Subordinated borrowings at January 1, 2010	$	100,000,000
New subordinated borrowing		-
Payment of subordinated note		-
Subordinated borrowings at December 31, 2010	$	100,000,000

The accompanying notes are an integral part of these financial statements.

Scott & Stringfellow, LLC
(a wholly-owned subsidiary of BB&T Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities	
Net income	$ 18,257,687
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,309,318
Deferred income taxes	7,580,101
Loss on disposal of furniture, equipment and leasehold improvements	166,086
Equity based compensation	2,479,042
Accretion of notes receivable	(6,644)
Decrease (increase) in operating assets:	
Cash segregated under federal regulations	874,928
Securities purchased under agreements to resell	70,886,448
Securities owned, at fair value	58,742,271
Securities owned, pledged, at fair value	(37,820,281)
Receivable from affiliate	97,528,674
Receivable from Parent	(185,525)
Other assets	(3,745,099)
Increase (decrease) in liabilities:	
Securities sold under agreements to repurchase	(103,949,852)
Securities sold, not yet purchased, at fair value	(62,832,171)
Accrued interest payable	140,834
Accrued expenses, compensation and other liabilities	(8,571,080)
Net cash provided by operating activities	41,854,737
Cash flows from investing activities	
Purchases of furniture, equipment and leasehold improvements	(2,899,207)
Proceeds from sales of furniture, equipment and leasehold improvements	753
Net cash used in investing activities	(2,898,454)
Cash flows from financing activities	
Proceeds from principal payments on note receivable	792,858
Repayment of short-term borrowings	(38,627,040)
Tax effect of Parent stock distribution	91,812
Net cash used in financing activities	(37,742,370)
Net increase in cash and cash equivalents	1,213,913
Beginning cash and cash equivalents at January 1, 2010	3,341,494
Ending cash and cash equivalents at December 31, 2010	$ 4,555,407
Supplemental cash flows disclosures:	
Cash paid during the period for:	
Interest	$ 1,022,604
Interest to Parent	1,468,206
Income taxes to Parent	17,183,840

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

Scott & Stringfellow, LLC ("Company" or "LLC"), is a wholly owned subsidiary of BB&T Corporation ("Parent"), a financial services holding company headquartered in North Carolina and sole member of the LLC. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is subject to regulatory oversight by the Financial Industry Regulatory Authority ("FINRA").

The Company receives all clearing services from an affiliated company, Clearview Correspondent Services, LLC, ("Clearview") a wholly owned subsidiary of the Parent. Refer to Note 12 for further discussion.

The Company deals in U.S. Government and agency obligations, corporate debt and equity securities, state and municipal securities, mortgage and other asset-backed securities, money market instruments and other financial instruments. Additionally, the Company offers mutual funds, annuities and life insurance products. The Company also offers various investment banking and financial advisory services in connection with mergers and acquisitions, restructuring, private placements, loan syndications, loan trading and project financings. The Company provides these services to corporate clients, institutional investors and individuals.

2. Summary of Significant Accounting Policies

Use of estimates in preparation of financial statements
The financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The actual results could differ from these estimates.

Cash and cash equivalents
Cash and cash equivalents represent amounts on deposit with banks and other financial institutions that are not subject to segregation under federal regulation. Cash and cash equivalents have original maturities of three months or less.

Securities owned and securities sold, not yet purchased
Proprietary security transactions in regular way trades are recorded on a trade date basis, as if they had settled. Profit and loss arising from securities transactions entered into for the account and risk of the Company are recorded on a trade date basis in the Statement of Operations. Customers' securities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis. Amounts receivable and payable for securities transactions that have not yet reached their contractual settlement date are recorded on a net basis on the Statement of Financial Condition in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 940-20-45, *Broker Dealer Activities* ("Topic 940"). Securities are recorded at fair value in accordance with ASC Topic 820, *Fair Value Measurements and Disclosures* ("Topic 820").

Securities purchased under agreements to resell and securities sold under agreements to repurchase
Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements" or "reverse repos") or securities sold under agreements to repurchase ("repurchase agreements" or "repos") are accounted for as collateralized agreements. It is the Company's policy to obtain the right to use of the securities as collateral relating to resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Reverse repos and repos are recorded at contractual amounts plus accrued interest. Interest on reverse repos and repos is accrued and is included in the Statement of Financial Condition in Other assets and Accrued interest payable respectively.

Investment banking fees
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter. Investment banking revenues also include fees earned from providing merger-and-acquisition and private placement advisory services. Management fees are recorded at the contract date. Gains or losses are recorded at the time the underwriting is complete and the income is reasonably determinable.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are recorded at cost. Depreciation of furniture and equipment and amortization of leasehold improvements is based on both straight-line and accelerated methods. Depreciation on furniture and equipment is recorded over the estimated useful lives of the assets (ranging from 3 to 7 years). Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term, including certain renewals that were deemed probable at lease inception, or the estimated useful lives of the improvements. Gains and losses incurred upon the disposition of furniture, equipment and leasehold improvements are reflected in earnings.

Goodwill and intangible assets
Goodwill represents the cost in excess of the fair value of the net assets acquired. Goodwill is not amortized over an estimated useful life, but rather is tested at least annually for impairment. The Company measures impairment using the present value of estimated future cash flows. The analysis is based upon available information regarding expected future cash flows and discount rates. Discount rates are based upon the cost of capital specific to the Company's industry. If the carrying value of the reporting unit exceeds its fair value, a second analysis is performed to measure the fair value of all assets and liabilities. If, based on the second analysis, it is determined that the fair value of the assets and liabilities of the reporting unit is less than the carrying value, the Company recognizes impairment for the excess of carrying value over fair value. The recoverability of goodwill is also evaluated if events or circumstances indicate a possible reduction in the fair value of the Company below its carrying amount. Through December 31, 2010, the Company did not record any goodwill impairment based on its testing.

Other intangible assets, primarily purchased books of business and non-compete agreements, are amortized based upon the estimated economic benefit received. These intangible assets are included in the Statement of Financial Condition in Other assets, with amortization expense included in the Statement of Operations in Depreciation and amortization expense.

Fair Value Measurements
Topic 820 provides a framework for measuring fair value which requires that an entity determine fair value based on the exit price from the principal market for the asset or liability being measured, which is discussed further in Note 3.

Derivative financial instruments
The Company utilizes derivative financial instruments to manage various financial risks. These derivatives primarily consist of equity options and treasury futures. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. The Company does not designate its derivative financial instruments as hedges under FASB ASC Topic 815, *Derivatives and Hedging*, ("Topic 815") and therefore changes in the value of derivative financial instruments are recognized in current period earnings.

Income taxes
The Company's operating results are included in the consolidated federal income tax return of the Parent. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Parent. The amount of current tax or benefit calculated is either remitted to or received from the Parent. The allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method. The Company does not have any unrecognized tax benefits and did not have any interest or penalties accrued as of December 31, 2010.

Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws or rates, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

3. Fair Value Measurements

Topic 820 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. Topic 820 also establishes a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include certain equity securities and derivative contracts that are traded on an exchange or listed market.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for identical or similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include certain corporate, state and municipal debt securities, U.S. government and agency obligations, brokered certificates of deposit, derivative contracts and thinly traded equities.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. Level 3 assets and liabilities include certain corporate debt, distressed state and municipal debt securities and equities considered worthless. Valuation and classification of these assets is based upon trader quotes and management estimates as determined by the Company's Valuation Committee. Level 3 assets also include partnerships in which the Company has a non-controlling interest. There is no active market for these partnerships so valuation is based on financial information received from the partnership and management judgment.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements for Assets and Libilities Measured on a Recurring Basis		
	12/31/2010	Level 1	Level 2	Level 3
Assets:				
Securities owned:				
US government	$ 8,801,278	$ -	$ 8,801,278	$ -
US government-sponsored entities (GSE)	31,389,158	-	31,389,158	-
Mortgage-backed securities issued by GSE	35,779,390	-	35,779,390	
State and political subdivisions	85,387,628	-	78,093,668	7,293,960
Equity and other securities	16,139,994	270,145	15,219,683	650,166
Venture capital and similar investments	1,566,807	-	-	1,566,807
Securities owned, pledged:				
US government	32,510,126	-	32,510,126	-
US government-sponsored entities (GSE)	136,589,144	-	136,589,144	-
Total assets	$348,163,525	$ 270,145	$338,382,447	$ 9,510,933
Liabilities:				
Securities sold, not yet purchased:				
US government	$207,529,316	$ -	$207,529,316	$ -
US government sponsored entities (GSE)	19,691,837	-	19,691,837	-
State and political subdivisions	215,651	-	215,651	-
Equity and other securities	5,098,046	285	5,097,761	-
Derivatives	3,750	-	3,750	-
Total liabilities	$232,538,600	$ 285	$232,538,315	$ -

Securities owned, pledged represent assets pledged under repurchase and securities lending transactions in which the agreement gives the counterparty the right to sell or re-pledge the underlying assets, which is discussed further in Note 13.

The following discussion focuses on the valuation techniques and significant inputs used by the Company in determining the Level 2 and Level 3 fair values of each significant class of assets and liabilities.

The fair values for securities owned and securities owned, pledged, are generally based upon quoted market prices or observable market prices for identical or similar instruments. The Company generally utilizes multiple third-party pricing services in determining the fair value of its securities portfolio. The pricing services use observable inputs when available, including: benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids and offers. For certain security types, additional inputs may be used, or some inputs may not be applicable. The Company performs a review of pricing on a sample of actual trades

executed in order to validate the fair values provided by these pricing services. When market observable data is not available, which generally occurs due to the lack of liquidity for certain securities, the valuation of the security is subjective and may involve substantial judgment by management.

Specific valuation techniques and inputs used in determining the fair value of each significant class of assets and liabilities follows:

Securities owned: Securities owned and securities, pledged, are composed of all types of debt and equity securities, but the majority consists of debt securities issued by the U.S. government, U.S. government-sponsored entities, or states and political subdivisions. Specific observable inputs include quoted prices for identical or similar assets or liabilities in active markets. The valuation techniques used for these instruments are more fully discussed below.

U.S. government: These are debt securities guaranteed by the U.S. government. The Company's valuations are based on a market approach using observable inputs.

U.S. government-sponsored entities (GSE) and Mortgage-backed securities issued by GSE: These are debt securities issued by government sponsored entities. The Company's valuations are based on a market approach using observable inputs.

States and political subdivisions: These are debt securities issued by states and political subdivisions. The Company's valuations are primarily based on a market approach using observable inputs. In some cases there are no observable market values for these investments and therefore management must estimate the fair value based on a comparison of the operating performance of the entity to multiples in the marketplace for similar entities. In some cases, there are no observable fair values for these investments and therefore management must estimate the fair value based on unobservable inputs and or modeling assumptions.

Equity and other securities: These securities consist primarily of equities, mutual funds and corporate bonds and brokered CD's. These securities are valued based on a review of quoted market prices for identical and similar assets. In some cases there are no observable market values for these investments and therefore management must estimate the fair value based on a comparison of the operating performance of the entity to multiples in the marketplace for similar entities.

Derivative assets and liabilities: The fair values of derivative financial instruments are determined based on quoted market prices. Additional derivatives disclosures may be found in Note 13.

Venture capital and similar investments: The Company has venture capital and similar investments that are carried at fair value. In many cases there are no observable market values for these investments and therefore management must estimate the fair value based on a comparison of the operating performance of the entity to multiples in the marketplace for similar entities. This analysis requires significant judgment and actual values in a sale could differ materially from those estimated.

Securities owned, not yet purchased: Securities owned, not yet purchased, represent securities sold short. These trades are primarily a hedging strategy for the purposes of supporting institutional and retail client trading activities.

The table below presents a reconciliation for the year ended December 31, 2010 for Level 3 assets and liabilities that are measured at fair value on a recurring basis.

	Fair Value Measurements Using Significant Unobservable Inputs					
For the Year Ended December 31, 2010	US Government-sponsored Entities	Mortgage-backed Securities Issued by GSE	Non Agency Mortgage-backed Securities	States & Political Subdivisions	Equity & Other Securities	Venture Capital & Similar Investments
Beginning Balance	$80,958,766	$ -	$ -	$12,293,447	$ 427	$ 1,552,171
Total realized and unrealized gains or (losses) included in earnings:						
Other revenue	-	-	-	-	-	227,481
Purchases, issuances and settlements	(5,619,038)	24,940	41,782	(686,363)	546,465	(212,845)
Transfers into Level 3	-	-	-	-	5,581	-
Transfers out of Level 3	(75,461,755)	-	-	(47,113)	-	-
Ending Balance	$ -	$ -	$ -	$ 7,293,960	$ 650,166	$ 1,566,807
Net unrealized gains (losses) included in earnings relating to assets and liabilities still held at						
December 31, 2010	$ -	$ -	$ -	$ (3,275,519)	$ (14,246)	$ 227,481

The Company's policy is to recognize transfers in and out of Levels 1, 2 and 3 as of the end of the quarterly reporting periods. During the year ended December 31, 2010, the Company transferred a US Government Sponsored Entity position and a States and Political Subdivision position from Level 3 to Level 2 due to the availability of quoted prices on these items. The Company also acquired an immaterial amount of non-marketable securities from customer accounts which were classified as Level 3 securities.

The Company has investments in venture capital funds and other similar investments that are measured at fair value based on the investment's net asset value. The significant investment strategies for these ventures are primarily equity and partnerships in privately-held middle market companies. The majority of these investments are not redeemable and have varying dates for which the underlying assets are expected to be liquidated by distribution through 2020. As of December 31, 2010, restrictions on the ability to sell the investments include, but are not limited to, consent of a majority member or general partner approval for transfer of ownership. There were no investments probable of sale for less than net asset value at December 31, 2010.

4. Cash Segregated under Federal Regulations

At December 31, 2010 cash of $1,057,048 was segregated in special reserve bank accounts for the exclusive benefit of customers under the SEC's "Customer Protection: Reserves and Custody of Securities" Rule 15c3-3 (SEC Rule 15c3-3). This rule provides a detailed reserve formula for determining the reserve bank account requirement. The reserve is calculated as the excess of customer related credits over the customer related debits. As of December 31, 2010, the excess of these total credits over total debits was $1,018,688. On January 4, 2011, a deposit of $63,656 was made.

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2010:

Furniture and equipment	$	11,766,361
Alterations and improvements		4,948,067
Computer equipment		10,896,273
Computer software		2,544,823
Less: accumulated depreciation		(24,097,308)
Total	$	6,058,217

Depreciation and amortization expense was $2,063,158 for the year ended December 31, 2010.

6. Intangible assets

The Company has intangible assets resulting from prior year acquisitions consisting of customer relationships, trade name, and certain developed technology. The estimated useful lives for these intangible asset types are 10 years and 3 years. The net carrying amount of these intangible assets at December 31, 2010, included in Other assets on the Statement of Financial Condition, is $866,232. Amortization expense related to these intangible assets totaled $246,160 in 2010. The Company estimates that aggregate amortization expense will be $127,044 for 2011, $120,288 for 2012, $109,353 for 2013, $103,176 for 2014 and $96,468 for 2015.

7. Short-Term Borrowings

The Company maintains an unsecured line of credit from the Parent totaling $150,000,000. As of December 31, 2010, $46,069,944 was outstanding. Interest accrues on outstanding borrowings at the one-month LIBOR rate plus 0.25% per annum and is adjusted monthly with an effective interest rate that ranged from 0.49% to 0.61% per annum throughout 2010. Interest is payable to the Parent monthly. There is no established maturity date under the agreement with the Parent. Interest expense for this demand note for the year ended December 31, 2010 was $292,011. This expense amount includes accrued interest as of December 31, 2010 and is included in Interest expense on the Statement of Operations.

8. Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to the claims of general creditors represent subordinated borrowings with the Parent. Such borrowings are available in computing the net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Liabilities subordinated to the claims of general creditors are composed of the following at December 31, 2010:

Subordinated note dated 1999, renewing December 2011	$	15,000,000
Subordinated note dated 2000, renewing November 2011		15,000,000
Subordinated note dated 2003, renewing June 2011		30,000,000
Subordinated note dated 2007, renewing August 2011		40,000,000
Total	$	100,000,000

Interest accrues on the above subordinated notes at the three-month LIBOR rate plus 0.80% per annum and is adjusted quarterly with an effective interest rate that ranged from 1.02% to 1.24% per annum throughout 2010. Interest is payable to the Parent monthly. Interest expense on the above subordinated liabilities for the year ended December 31, 2010 totaled $1,179,056 and is included in Interest expense on the Statement of Operations.

In September 2009, the Company executed a $200,000,000 revolving subordinated loan agreement with the Parent. When used, interest accrues on this revolving subordinated loan agreement at the three-month LIBOR rate plus 0.80% per annum and is adjusted quarterly with an effective interest rate that ranged from 1.02% to 1.24% per annum, throughout 2010. There was no outstanding balance as of December 31, 2010 and no interest expense was incurred for the year ended December 31, 2010.

9. Income Taxes

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC Topic 740, *Income Taxes*, are as follows:

Current:		
Federal	$	2,883,755
State		594,649
		3,478,404
Deferred:		
Federal		6,191,176
State		1,388,925
		7,580,101
Total income tax expense	$	11,058,505
Effective income tax rate		37.72%

The income tax expense above does not include the tax effect resulting from exercises of stock options, which amounted to $91,812 during 2010, and was recorded as an increase to member's equity.

Income tax expense differs from the amount computed by applying the 35% statutory federal income tax rate to income before income taxes for the following reasons:

Federal tax expense, computed at statutory rate	$	10,260,667
Tax-exempt interest, net of nondeductible interest expense		(757,084)
State income tax, net of federal benefit		1,289,323
Meals and entertainment		318,736
Other		(53,137)
Income tax expense	$	11,058,505

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities included in the Statement of Financial Condition at December 31, 2010 are presented below:

Deferred tax assets:		
Accrued expenses	$	17,335,090
Equity based compensation		3,945,732
Depreciation		205,433
Reserves		106,652
Deferred compensation		98,388
Other		307,756
Total deferred tax assets	$	21,999,051
Deferred tax liabilities:		
Tax accounting method change	$	8,771,442
Intangibles		2,195,222
Investment in partnerships		391,189
Exchange seats		72,413
Total deferred tax liabilities		11,430,266
Net deferred tax asset	$	10,568,785

The Company has no valuation allowance for deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

The Company has evaluated the requirements of ASC 740, *Income Taxes*, and recognized no adjustments in the liability for unrecognized income tax benefits as of December 31, 2010. The Company did not have any unrecognized tax benefits and did not have any interest or penalties accrued as of December 31, 2010. The Company is subject to U.S. income taxes as well as various state and local jurisdictions.

10. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $1,000,000.

At December 31, 2010, the Company had net capital of $142,779,679 which was $141,764,624 in excess of its minimum net capital requirement of $1,015,055.

In addition, the Company may not repay subordinated borrowings, pay cash dividends or make any unsecured advances or loans to the Parent or employees if net capital falls below 150% of the firm's net capital minimum dollar requirement.

11. Benefit Plans

The Parent offers a 401(k) Savings Plan that permits employees with more than 90 days of service to contribute from 1% to 50% of their cash compensation. For full-time employees who are 21 years of age or older with one year or more of service, the Company makes matching contributions of up to 6% of the employee's compensation. Total employer contributions to the 401(k) Savings Plan related to the Company amounted to $6,360,925 in 2010.

The Parent has a nonqualified and unfunded deferred compensation arrangement for selected highly compensated employees. The nonqualified plan allows participants to defer compensation and to receive a matching contribution for deferrals into this plan on compensation above the Internal Revenue Code limitations. During 2010, the Company's expense pursuant to this plan amounted to $426,992.

Certain employees of the Company participate in the Parent's equity based compensation plans, which provide for the issuance of the Parent's share-related awards, such as stock options and restricted share units. The Parent measures the fair value of each option award on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants awarded in 2010:

Assumptions:		
Risk-free interest rate		2.02%
Dividend yield		5.40%
Volatility factor		36.00%
Expected life		7.24 years
Fair value of options per share	$	5.60

The Parent determines the assumptions used in the Black-Scholes option pricing model as follows: the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant; the dividend yield is based on the historical dividend yield of the Parent's stock, adjusted to reflect the expected dividend yield over the expected life of the option; the volatility factor is based on the historical volatility of the Parent's stock, adjusted to reflect the ways in which current information indicates that the future is reasonably expected to differ from the past; and the weighted-average expected life is based on the historical behavior of employees related to exercises, forfeitures and cancellations.

The Parent measures the fair value of restricted share units based on the price of the Parent's common stock on the grant date less the present value of expected dividends that are foregone during the vesting period. Substantially all of the Parent's option awards are granted in February of each year.

For the year ended December 31, 2010, $2,479,042 of compensation costs were allocated to the Company by the Parent related to equity-based compensation based on the fair value of current year grants to employees of the Company as a percentage of the Parent's total grant date fair value. The total intrinsic value of options exercised or restricted share units vested during 2010 was $339,340. The total grant date fair value of equity-based awards that vested during 2010 was $1,663,783. As of December 31, 2010, there was $3,571,382 of unrecognized compensation costs related to the Company's allocation of the Parent's equity-based awards that is expected to be recognized over a weighted-average life of 2.7 years.

The following table details the activity during 2010 related to the Parent's stock options awarded to employees of the Company:

	Options	Wtd. Avg. Exercise Price
Outstanding at beginning of period	1,504,969	$ 34.86
Granted	191,601	27.75
Exercised	(32,776)	24.28
Forfeited or Expired	(135,740)	34.05
Outstanding at end of period	1,528,054	34.27
Exercisable at the end of period	891,077	$ 37.14

The following tables summarize information about Parent stock option awards to employees of the Company as of December 31, 2010:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding 12/31/2010	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Outstanding 12/31/2010	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price
$ 16.88 to $ 20.00	120,346	8.0	$ 16.88	24,601	7.9	$ 16.89
$ 20.01 to $ 25.00	172,849	7.2	24.70	63,836	7.2	24.70
$ 25.01 to $ 30.00	173,233	9.0	27.75	-	0.0	-
$ 30.01 to $ 35.00	274,701	5.8	33.91	160,833	5.0	33.64
$ 35.01 to $ 44.15	786,925	4.5	40.58	641,807	4.2	40.03
	1,528,054	5.8	$ 34.27	891,077	4.7	$ 37.14

	Options Expected to Vest		
Exercise Prices	Number Outstanding 12/31/2010	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price
$ 16.88 to $ 20.00	98,636	8.0	$ 16.88
$ 20.01 to $ 25.00	145,339	7.2	24.70
$ 25.01 to $ 30.00	142,051	9.0	27.75
$ 30.01 to $ 35.00	236,867	5.6	33.85
$ 35.01 to $ 44.15	655,219	4.6	40.63
	1,278,112	5.8	$ 34.30

The aggregate intrinsic value of options outstanding, options exercisable and options expected to vest at December 31, 2010 was $2,898,972.

The following table details activity during 2010 related to restricted share units awarded by the Parent to employees of the Company:

	Shares/ Units	Wtd. Avg. Grant-Date
Nonvested at beginning of year	381,077	$ 17.13
Granted	106,140	23.77
Vested	(3,593)	19.22
Forfeited	(56,865)	18.12
Nonvested at end of year	426,759	$ 18.64

At December 31, 2010, the Parent's restricted share units had a weighted-average life of 2.5 years. At December 31, 2010, the Company estimates that 352,768 restricted share units will vest over a weighted-average life of 2.4 years.

12. Related Party Transactions

The Company is a member of a group of affiliated companies and, as described below and in Notes 7, Note 8 and Note 14, has extensive transactions and relationships with members of the group. Because of these relationships it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The Parent provides management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as well as payroll and other administrative services. Management fees paid to the Parent are included in the Statement of Operations and totaled $6,563,712 in 2010.

The Parent paid the Company $1,200,000 for consulting fees in 2010. These fees have been included in Other revenue in the Statement of Operations. At December 31, 2010, the Company had a receivable of $162,590 from the Parent for unpaid income tax and such amount is included in Accrued taxes receivable on the Statement of Financial Condition.

At December 31, 2010, the Company had several bank accounts with the Parent, or other subsidiaries of the Parent, with an unrestricted cash balance of $4,555,407 and cash segregated under federal regulation balance of $1,057,048. Other miscellaneous receivables from the Parent totaled $1,173,048 at December 31, 2010 and are included in Receivable from Parent in the Statement of Financial Condition.

During 2010, the Company provided certain underwriting and investment banking services to the Parent. Fees associated with these services totaled approximately $1,250,000 and are included in the Principal transaction, net, and Investment banking fees lines on the Statement of Operations.

The Company receives all clearing services from Clearview. Pricing for clearing services are established through mutual agreement between the two companies, and therefore, it is possible that the terms of this pricing arrangement are not the same as those that would result from transactions among wholly unrelated parties.

At December 31, 2010 the Company had a receivable from Clearview in the amount of $74,721,357. Of this amount, $55,280,235 was a result of securities purchased and sold through Clearview's clearing activities for the Company. Securities owned by the Company are pledged as collateral when financing with Clearview. The remaining $19,441,122 resulted from unsettled operational amounts, such as commissions due to the Company.

The Company provides management, consulting and financial services to Clearview for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing as well as other administrative services. Management fees received by the Company and included in Other revenue on the Statement of Operations totaled $1,633,421 in 2010. Fees paid by the Company in 2010 to Clearview for clearing and client account support services amounted to $10,364,807. Of that amount, $8,101,972 is included in Clearing, brokerage, and exchange fees and $2,262,835 is included in Other operating expenses on the Statement of Operations.

During 2010, the Company entered into a sublease agreement with Clearview. The sublease agreement contains a cancelable term with no renewal options expiring in 2013. The Company received $264,683 of rent revenue from Clearview for the year ended December 31, 2010 and is included in Occupancy and equipment on the Statement of Operations.

The Company received $12,601,694 of fee revenue from Clearview for the year ended December 31, 2010 related to overnight deposits of customer money balances under the Insured Deposit Program (IDP). IDP revenue is based on an affiliate funds transfer pricing system determined by the Parent. Clearview retains a servicing fee and remits the balance to the Company. The revenue related to these deposits is included in Administrative service fees on the Statement of Operations.

13. Financial Instruments with Off-Statement of Financial Condition Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-statement of financial condition credit and market risk. The Company's principal activities and exposure to credit risk, associated with customers not fulfilling their contractual obligations, can be directly impacted by volatile trading markets.

Derivatives used for trading purposes are carried at fair value. Fair value for exchange-traded derivatives, principally options, are based on quoted market prices. The Company utilizes derivative financial instruments to manage various financial risks. These derivatives primarily consist of futures contracts. The Company does not designate its derivative financial instruments as hedges under Topic 815 as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under Topic 815 are generally not applicable with respect to these financial instruments. Premiums and unrealized gains and losses for written and purchased options are recognized gross in the Statement of Financial Condition.

Derivative contracts are written in amounts referred to as notional amounts. Notional amounts only provide the basis for calculating payments between counterparties. Notional amounts do not represent amounts to be exchanged between parties, and are not a measure of financial risk. To the extent these transactions are used to hedge other financial instruments, the market risk may be partially or fully mitigated. Credit risk on these contracts arises if counterparties are unable to fulfill their obligations.

As of December 31, 2010, the gross contractual or notional amounts of derivative financial instruments are as follows:

	Notional Amount
Fixed Income	
Options held	$ 13,500
Futures contracts	(2,400,000)
Total	$ (2,386,500)

The majority of the Company's transactions with off-statement-of-financial-condition risk are short-term in duration with a weighted average maturity of approximately 0.25 years at December 31, 2010.

The fair value of derivative financial instruments included in Securities owned and Securities sold, not yet purchased as of December 31, 2010, and the average monthly fair value of the instruments for the year ended December 31, 2010, are as follows:

	Fair value at Year-End		Average Fair Values	
	Assets	Liabilities	Assets	Liabilities
Futures contracts	$ -	$ 3,750	$ -	$ 4,453
Options written	-	-	-	36,305
Options held	30	-	18,608	-
Total derivatives	$ 30	$ 3,750	$ 18,608	$ 40,758

The Company's Principal transactions, net, by reporting categories, including derivatives, at December 31, 2010, are as follows:

Fixed Income	$ 77,002,973
Equity	19,981,263
	$ 96,984,236

The Company has established credit policies for commitments involving financial instruments with off-statement-of-financial-condition credit risk. Such policies include credit review, approvals, limits and monitoring procedures. Where possible, the Company limits credit risk by generally executing these derivative transactions through regulated exchanges, which are subject to more stringent policies and procedures than over-the-counter transactions.

At December 31, 2010, the Company had receivables under resale agreements of $326,705,991 and payables under repurchase agreements of $255,676,555 reflected in the Statement of Financial Condition. The Company had no commitments to enter into future resale and repurchase agreements as of December 31, 2010.

At December 31, 2010, approximate fair market values of collateral received that can be sold or repledged by the Company were:

	Market Value
Securities purchased under agreements to resell	$ 333,974,631
Total sources of collateral	$ 333,974,631

At December 31, 2010, approximate fair market values of collateral received that were sold or repledged by the Company were:

	Market Value
Securities sold under agreements to repurchase	$ 263,281,325
Total uses of collateral	$ 263,281,325

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2010, at market values of the related securities and may incur a loss if the market value of the securities increases subsequent to December 31, 2010 and prior to settlement of the transaction.

14. Commitments and Contingencies

FASB ASC 460, *Guarantees,* ("Topic 460") requires the Company to disclose information about its obligations under certain guarantee arrangements. Topic 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability, or equity security of the guaranteed party. Topic 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

In the normal course of business, the Company indemnifies and guarantees its clearing agent, Clearview, against specified potential losses in connection with it acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. The underwriting of securities exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2010, the Company had $5,625,000 of open underwriting commitments.

The Company is obligated under non-cancelable operating leases, which contain escalation clauses, for office facilities and equipment expiring on various dates through 2025. Rent expense for the year ended December 31, 2010 which is included in Occupancy and equipment in the Statement of Operations totaled $9,721,668. Included in this amount is $2,685,653 the Company paid the Parent for rent expense.

At December 31, 2010, the Company had minimum lease obligations related to these and other non-cancelable operating leases as follows:

For the years ending December 31:	
2011	$ 7,583,555
2012	5,119,359
2013	4,442,844
2014	3,968,536
2015	3,216,477
Thereafter	29,022,339
Total minimum future payments	$ 53,353,110

15. Litigation

In the ordinary course of business, the Company is subject to a certain amount of claims, litigation, investigations and legal and administrative case proceedings, all of which are considered incidental to the normal course of business. While the outcome of legal proceedings is inherently uncertain, the Company's management believes that such proceedings will not have a material adverse effect on the financial position, results of operations or cash flows of the Company. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company's financial position, results of operations or cash flows.

16. Subsequent Events

The Company has evaluated subsequent events and has determined there are none requiring disclosure through the date of these financial statements.

Scott & Stringfellow, LLC

Schedule I

(a wholly-owned subsidiary of BB&T Corporation)

Computation of Net Capital Under SEC Rule 15c3-1
As of December 31, 2010

Net Capital		
Total member's equity from Statement of Financial Condition	$	220,241,809
Qualifying subordinated liabilities		100,000,000
Total equity and allowable subordinated liabilities		320,241,809
Other additions and/or allowable credits		3,775,616
Deductions and/or charges:		
Non-allowable assets		
Non-marketable securities		(11,607,854)
Goodwill		(99,177,576)
Furniture, equipment and leasehold improvements		(4,911,738)
Other		(52,169,904)
Other deductions		(2,801,634)
Total deductions and/or charges		(170,668,706)
Net capital before haircuts on securities positions		153,348,719
Haircuts on securities positions:		
Contractual Securities Commitments		(168,750)
U.S. government and federal agency obligations		(3,250,823)
Commercial paper, bankers' acceptances and certificates of deposit		(27,289)
Corporate obligations, including asset-backed securities		(693,178)
Equities		(514)
State and municipal obligations		(6,368,471)
Options		(15)
Other securities		(60,000)
Undue concentration		-
Total haircuts on securities positions		(10,569,040)
Net capital	$	142,779,679
Alternate minimum net capital required:		
Greater of 2% of total aggregate debits as shown in formula for Reserve Requirements pursuant to Rule 15c3-3 or $1 million		1,015,055
Excess net capital	$	141,764,624
Ratio of Net Capital to aggregate debit items		Not Applicable

There are no material differences between the above computation of Net Capital under Rule 15c3-1 and that filed with the Company's unaudited December 31, 2010 Focus Report, as amended February 25, 2011.

Scott & Stringfellow, LLC

Schedule II

(a wholly-owned subsidiary of BB&T Corporation)

Computation for Determination of Reserve Requirements under SEC Rule 15c3-3

As of December 31, 2010

Credit Balances:		
Free credit balances in customers' securities amounts	$	1,018,688
Other		-
Total credits	$	1,018,688
Debit Balances:		
Aggregate debit items	$	-
Less 3% for alternative method		-
Total debit items	$	-
Reserve computation:		
Excess of total credits over total debits	$	1,018,688
Amount held on deposit in "Reserve Bank Account(s)" at December 31, 2010	$	1,057,048
Amount of deposit on January 4, 2011		63,656
New amount in reserve bank account after deposit	$	1,120,704

There are no material differences between the above computation of Reserve Requirements under Rule 15c3-3 and that filed with the Company's unaudited December 31, 2010 Focus Report, as amended February 25, 2011.

Scott & Stringfellow, LLC

Schedule III

(a wholly-owned subsidiary of BB&T Corporation)

Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 As of December 31, 2010

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the timeframes specified under Rule 15c3-3.

A.	Market value	$0
B.	Number of items	None

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

A.	Market value	$0
B.	Number of items	None

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
214 N. Tryon Street
Ste 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Managers and Member of
Scott & Stringfellow, LLC
(a wholly-owned subsidiary of BB&T Corporation):

In planning and performing our audit of the financial statements of Scott & Stringfellow, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2011

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
214 North Tryon Street
Suite 3600
Charlotte, NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100
www.pwc.com

Report of Independent Accountants

To the Board of Managers and Member of
Scott & Stringfellow, LLC
(a wholly-owned subsidiary of BB&T Corporation)

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Scott & Stringfellow, LLC (the Company) for the period from January 1, 2010 through December 31, 2010, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the period ended December 31, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Agreed the balance listed on line F of the Form SIPC-7 to check #15057761, dated February 28, 2011, in the amount of $353,975. The check was endorsed by Randall Saufley, Chief Financial Officer. No differences noted.

2. Compared the Total Revenue amount reported on 3 of the audited Form X-17A-5 for the year ended December 31, 2010 to the Total revenue amount of $313,644,597 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared deductions on line 1, revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered or registered investment companies or insurance company separate accounts, and from transactions in security futures products, of $24,124,471 to the

PRICEWATERHOUSECOOPERS

Company's trial balance, provided by C. Lewis Loth, Jr., Accounting Operations Manager. No differences noted.

b. Compared deductions on line 3, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $2,112,591 to the Company's trial balance, provided by C. Lewis Loth, Jr., Accounting Operations Manager. No differences noted.
c. Compared deductions on line 5, net gain from securities in investment accounts, of $266,031 to the Company's trial balance, provided by C. Lewis Loth, Jr., Accounting Operations Manager. No differences noted.
d. Compared deductions on line 6, 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date, of $794,597 to the Company's trial balance, provided by C. Lewis Loth, Jr., Accounting Operations Manager. No differences noted.
e. Compared deductions on line 8, other revenue not related either directly or indirectly to the securities business, of $1,559,098 to the Company's trial balance, provided by C. Lewis Loth, Jr., Accounting Operations Manager. No differences noted.
f. Compared deductions on line 9(i), total interest and dividend expense, of $2,634,508 to the Company's trial balance, provided by C. Lewis Loth, Jr., Accounting Operations Manager. No differences noted.
g. Compared deductions on line 9(ii), 40% of interest earned on customers securities accounts, of $691,444 to the Company's trial balance, provided by C. Lewis Loth, Jr., Accounting Operations Manager. No differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d. and the General Assessment @ .0025 on page 2, line 2e. of $282,153,301 and $705,383 respectively of the Form SIPC-7. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Board of Managers and Member of Scott & Stringfellow, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2011

Scott & Stringfellow, LLC

(a wholly-owned subsidiary of BB&T Corporation)

Financial Statements and Supplemental Schedules

December 31, 2010

(Confidential Pursuant to SEC Rule 17a-5(e)(3))